

02006949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-16177

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schoff & Baxter, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

203 Washington St.
(No. and Street)

Burlington	IA	52601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Theobald, Donohue & Thompson, P.C. 319-385-3026
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harry Y. Baxter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schoff & Baxter, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



EDDIE D HART
Notarial Seal - Iowa
Commission # 702953
My Commission Expires 4-28-03

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHOFF & BAXTER, INC.

Contents



Theobald, Donohue & Thompson, P.C.

Practical Applications, Innovative Results

209 S. White Street
Mt. Pleasant, IA 52641
(319) 385-3026
Fax (319) 385-0581

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Independent Auditors' Report

Board of Directors and Stockholder
Schoff & Baxter, Inc.
Burlington, Iowa

We have audited the accompanying statements of financial condition of Schoff & Baxter, Inc. as of December 31, 2001 and 2000 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the years ended December 31, 2001 and 2000 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schoff & Baxter, Inc. as of December 31, 2001 and 2000, and results of its operations and its cash flows for the years respectively then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
January 23, 2002

SCHOFF & BAXTER, INC.

Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets		
Cash in bank	$ 56,227	11,927
Cash and securities segregated under federal and other regulations	2,917	484
Deposits with clearing organizations and others	20,000	20,000
Employee advances	30,475	71,884
Receivables from brokers and dealers	64,011	100,146
Prepaid rent	10,651	8,760
Prepaid dues and subscriptions	6,284	5,032
Prepaid insurance	3,563	11,619
Marketable securities owned, at market value	57,106	206,683
Membership in exchange, owned at cost	11,500	11,500
Property and equipment at cost, less accumulated depreciation of $60,495 and $50,680, respectively	42,924	51,709
Total assets	$ 305,658	499,744
Liabilities and Stockholder's Equity		
Liabilities		
Short-term portion of bank loans	$ 30,708	10,463
Accounts payable	32,261	60,197
Accrued expenses	31,041	67,857
Long-term portion of bank loans	-	13,005
Total liabilities	94,010	151,522
Stockholder's equity		
Common stock	112,500	112,500
Paid in capital	106,670	11,500
Retained earnings	(7,522)	224,222
Total stockholder's equity	211,648	348,222
Total liabilities and stockholder's equity	$ 305,658	499,744

See accompanying notes to financial statements.

SCHOFF & BAXTER, INC.

Statements of Income and Retained Earnings
For the Years Ended December 31, 2001 and 2000

		2001	2000
Operating income:			
Commissions – commodities	$	44,967	52,938
Commissions – securities		1,110,375	2,052,550
Commissions – certificates of deposit		8,839	835
Commissions – mutual funds		232,250	263,304
Commissions – insurance		56,139	76,159
Interest, dividends, and rent received		27,874	52,116
Net dealer inventory and investment gain (loss)		(11,125)	(74,275)
Total operating income		1,469,319	2,423,627
Operating expenses:			
Advertising		6,072	8,273
Broker fees		11,473	8,273
Clearing fees		160,873	401,157
Commissions		914,026	1,287,298
Consulting		30,645	-
Contributions		475	2,247
Depreciation		9,920	9,165
Dues and subscriptions		5,617	6,211
Option errors		5,283	(2,870)
Insurance		48,156	55,195
Interest		3,438	3,589
Legal and accounting		43,179	63,707
Meals and entertainment		1,416	3,613
Office operations		22,322	32,546
Postage		9,975	10,606
Regulatory fees		-	150,518
Rent		104,462	95,418
Salaries		133,618	94,807
Simplified employee pension plan		2,077	145
Social security and unemployment tax		48,161	52,992
Taxes – other		12,971	14,355
Telephone and technologies		104,154	101,129
Total operating expenses		1,678,313	2,398,374
Net income (loss)		(208,994)	25,253
Retained earnings – beginning		224,222	363,069
Dividends		(22,750)	(164,100)
Retained earnings – ending	$	(7,522)	224,222

See accompanying notes to financial statements.

SCHOFF & BAXTER, INC.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	2001	2000
Common stock balance at January 1	$ 112,500	112,500
Paid in capital	11,500	11,500
Retained earnings balance at January 1	224,222	363,069
Stockholder's equity at January 1	348,222	487,069
Net income (loss)	(208,994)	25,253
Dividends	(22,750)	(164,100)
Additional paid in capital	95,170	-
Balance at December 31	$ 211,648	348,222
Balance December 31, consisted of:		
Common stock	$ 112,500	112,500
Paid in capital	106,670	11,500
Retained earnings	(7,522)	224,222
Total	$ 211,648	348,222

See accompanying notes to financial statements.

SCHOFF & BAXTER, INC.

Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (208,994)	25,253
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	9,920	9,165
Noncash contribution	-	1,315
Change in receivables	77,544	34,475
Change in prepaid expenses	4,913	(6,629)
Change in securities	149,577	84,093
Change in accounts payable	(27,936)	53,385
Change in accrued expenses	(36,816)	(39,402)
Net cash provided by (used in) operations	(31,792)	161,655
Cash flows from investing activities		
Cash paid for furniture and fixtures	(1,135)	(16,561)
Cash flows from financing activities:		
Cash proceeds from notes payable	30,000	-
Cash used from notes payable	(22,760)	(36,781)
Additional paid in capital	95,170	-
Dividends paid	(22,750)	(164,100)
Net cash provided by (used in) financing activities	79,660	(200,881)
Net change in cash	46,733	(55,787)
Cash balance – beginning	12,411	68,198
Cash balance – ending	$ 59,144	12,411

See accompanying notes to financial statements.

Notes to Financial Statements
December 31, 2001 and 2000

Note 1 – Accounting Policies

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange and the National Association of Securities Dealers (NASD). The Company is an Iowa Corporation that has an office in Burlington, Iowa and California offices in Long Beach and Los Angeles.

Business Activity

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

Schoff & Baxter, Inc. has elected to be taxed as a Subchapter "S" corporation. Therefore, corporate net income and tax credits are passed through to the shareholder's tax return. Thus, Schoff & Baxter, Inc. has no tax liability for income tax on December 31, 2001 and 2000.

Depreciation

Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements (Continued)
December 31, 2001 and 2000

Note 2 – Cash and Securities Segregated Under Federal and Other Regulations

Cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2001 and 2000 of $2,917 and $484, respectfully.

Note 3 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 and 2000, consist of the following:

	2001 Receivable	2001 Payable	2000 Receivable	2000 Payable
Fees and commissions receivable/payable	$ 64,011	-	100,146	-
Payable to clearing broker	-	-	-	-

Note 4 – Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Note 5 – Securities Owned

Marketable securities owned as illustrated below:

	2001	2000
Corporate stock	$ 57,106	206,683

Note 6 – Notes Payable

Notes Payable – Bank consisted of the following:

2001	2000	Due Date	Interest Rate	Collateral
$ 30,708	23,468	Various	8.00%	1,001 Shares of Molex, Inc. common stock, 500 shares of Cisco Systems common stock and 250 shares of Dell computer common stock

(continued)

Note 6 – Notes Payable (Continued)

Maturities of long-term debt are as follows:

2002	$ 30,708

Note 7 – Long-Term Lease

The Company is under an operating lease for the annual rental of office space at December 31, 2001 and 2000, for $6,900 each year for the Burlington office. The Los Angeles, California office is under an operating lease of $6,650 a month for seven months, then $6,916 a month for one year, then $7,192 a month for a year, then $7,480 a month for a year, then $7,779 a month for a year. The Long Beach, California office is under a 38-month operating lease of $1,685 per month, which goes through March 31, 2002. The Company is also under an operating lease on a phone system of $653 a month, which goes through December 2005. Future obligations over the primary terms of the Company's long-term lease as of December 31, 2001 are:

Year Ended	Amount
2002	$ 106,773
2003	99,106
2004	102,480
2005	105,990
2006	61,354

Note 8 – Property and Equipment

Equipment details are as follows:

	Life	Cost	Accumulated Depreciation	Net
2001				
Equipment	5-10 years	$ 64,344	36,406	27,938
Leasehold improvements	7-31.5 years	39,075	24,089	14,986
		$ 103,419	60,495	42,924
2000				
Equipment	5-10 years	$ 63,315	27,343	35,972
Leasehold improvements	7-31.5 years	39,074	23,337	15,737
		$ 102,389	50,680	51,709

Note 9 – Membership in Stock Exchange

The Company is a member of the Chicago Stock Exchange. A membership consists of one seat which is carried at cost. At December 31, 2001 and 2000, the carrying value of the membership is $11,500. The fair market value of the seat at December 31, 2000 was $65,000 based on the last seat sale in December 2001.

The membership seat is leased under a 60-day term. The amount of rent received in 2001 and 2000 was $24,153 and $48,378 respectfully.

Note 10 – Cash Flows Information

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

The Company did not have any noncash financing transactions in 2001. The Company made a noncash contribution of computer equipment in 2000. The original cost of the computer was $3,994 less accumulated depreciation of $2,679 for a net contribution of $1,315.

Cash paid for interest for 2001 and 2000 was $3,344 and $4,340, respectively.

Note 11 – Common Stock

Common stock consists of 1,000 shares authorized, no par value stock of which 562 1/2 shares are outstanding.

Note 12 – Pension Plans

The Company has a salary reduction simplified employee pension plan to which employees may participate after a minimum of three years of service. The employer contributes 3% of compensation to participants according to Internal Revenue Service regulations.

Note 13 – Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 14 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 15 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2001, the Company had net capital of $94,633, which was $44,633 in excess of its required net capital of $50,000. The Company's net capital ratio was .67 to 1.

Note 16 – Pending Litigation

The Company has been named in a legal action, which is in its initial stages. The lawsuit seeks to recover alleged damages in excess of $2 million from investment representatives who sold investments in partnerships that constituted a "Ponzi scheme." The Company has instructed legal counsel to vigorously contest the action. No opinion of the outcome can currently be made. The Company has also been named in an arbitration case. The case seeks damages in excess of $70,000. The case is in its initial stages and no opinion on the outcome can be made.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 211,595 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 211,595 [3500]
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]
   - B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 211,595 [3530]
6. Deductions and/or charges:
   - A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 105,397 [3540]
   - B. Secured demand note deficiency — [3590]
   - C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]
   - D. Other deductions and/or charges — [3610] — -105,397 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 106,198 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	9,239 [3734]	
D.	Undue Concentration	2,326 [3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-11,565 [3740]
10.	Net Capital		94,633 [3750]

Schedule 2

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	4,219 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14.	Excess net capital (line 10 less 13)	44,633 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	88,303 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		63,295 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		63,295 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 67 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
1 [4600]	Harry Y. Baxter [4601]	In [4602]	6,000 [4603]	04/15/2002 [4604]	N [4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	6,000 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			231,463 [4240]
	A.	Net income (loss)		-36,618 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	20,000 [4260]
	C.	Deductions (includes non-conforming capital of	3,250 [4272])	-3,250 [4270]
2.	Balance, end of period (From item 1800)			211,595 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]



Theobald, Donohue & Thompson, P.C.

Practical Applications, Innovative Results

209 S. White Street
Mt. Pleasant, IA 52641
(319) 385-3026
Fax (319) 385-0581

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Report on Requirements of Commodity Futures Trading Commission Regulations 1.16 and 1.17

Board of Directors
Schoff & Baxter, Inc.
Burlington, Iowa

In planning and performing our audits of the financial statements of Schoff & Baxter, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following;

1. The periodic computations of the minimum financial requirements pursuant to regulation 1.17

The management of the Company is responsible for establishing and maintaining a system of internal control structure control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of one or more of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and its operation, that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Corporation for the year ended December 31, 2001 and this report does not affect our report thereon dated January 23, 2002.

Accounting System – The Company does not have complete documentation for purchases made from their credit card account. The Company did not have all of the invoices from credit card purchases on hand.

Recommendation – All purchases from the Company's credit card account should be allocated to the proper general ledger accounts at the time of purchase. All documentation from these purchases should be kept on file.

Management's Response – We will itemize purchases to the proper accounts and keep all related documentation on file.

Auditors' Conclusion – Every effort should be made to allocate credit card purchases and expenses to the proper accounts and to have documentation and a trail of the accounting records.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purpose in accordance with Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except for the material weakness mentioned in the preceding paragraph were adequate at December 31, 2001 and 2000 to meet the CFTC's objectives.

This report is intended solely for the use of management and the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC, and should not be used for any other purpose.

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
January 23, 2002



Theobald, Donohue & Thompson, P.C.
Practical Applications, Innovative Results

209 S. White Street
Mt. Pleasant, IA 52641
(319) 385-3026
Fax (319) 385-0581

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Report on Compliance with Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Schoff & Baxter, Inc.
Burlington, Iowa

In planning and performing our audit of the financial statements and supplemental schedules of Schoff & Baxter, Inc. for the year ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted the following matters involving the accounting system and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Corporation for the year ended December 31, 2001 and this report does not affect our report thereon dated January 23, 2002.

Accounting System – The Company does not have complete documentation for purchases made from their credit card account. The Company did not have all of the invoices from credit card purchases on hand.

Recommendation – All purchases from the Company's credit card account should be allocated to the proper general ledger accounts at the time of purchase. All documentation from these purchases should be kept on file.

Management's Response – We will itemize purchases to the proper accounts and keep all related documentation on file.

Auditors' Conclusion – Every effort should be made to allocate credit card purchases and expenses to the proper accounts and to have documentation and a trail of the accounting records.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except for the material weakness mentioned in the preceding paragraph, were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC, and other regulatory agencies that rely on Rule 17a5(g) of the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
January 23, 2002



Theobald, Donohue & Thompson, P.C.
Practical Applications, Innovative Results

209 S. White Street
Mt. Pleasant, IA 52641
(319) 385-3026
Fax (319) 385-0581

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Reconciliation of Computation Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 in the Audit Report with the Company's Corresponding Unaudited Most Recent Part II A Filing.

Board of Directors and Stockholder
Schoff & Baxter, Inc.
Burlington, Iowa

Net capital balance per 12-31-01 IIA filing	$ 94,633
No adjustments	-
Net capital balance per audit of 12-31-01 financial statement	$ 94,633

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
January 23, 2002



Theobald, Donohue & Thompson, P.C.

Practical Applications, Innovative Results

209 S. White Street
Mt. Pleasant, IA 52641
(319) 385-3026
Fax (319) 385-0581

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Computation for Determination of Reserve Requirement Pursuant to SEC 15c 3-3

Board of Directors and Stockholder
Schoff & Baxter, Inc.
Burlington, Iowa

The Company is exempt from SEC Rule 15c 3-3 under paragraph (k)(2)(ii) and accordingly is not required to make periodic computation of reserve requirements for the exclusive benefit of customers. The Company was in compliance with the conditions of the exemptions for the year ending December 31, 2001.

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
January 23, 2002



Theobald, Donohue & Thompson, P.C.

Practical Applications, Innovative Results

209 S. White Street
Mt. Pleasant, IA 52641
(319) 385-3026
Fax (319) 385-0581

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Information Relating to Possession or Control Requirement Under SEC Rule 15c 3-3

Board of Directors and Stockholder
Schoff & Baxter, Inc.
Burlington, Iowa

The Company does not complete information for possession or control requirements under 15c 3-3 as they claim an exemption under paragraph (k)(2)(ii) – Customer transactions cleared through another broker dealer: RBC Dain Rauscher, Inc. SEC file number 8-045411.

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
January 23, 2002

SCHOFF & BAXTER, INC.

Financial Statements

December 31, 2001 and 2000


Donohue &
Theobald
Thompson, PC